UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Diamond Offshore Drilling, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25271C102
(CUSIP Number)

Gary W. Garson
Senior Vice President and Secretary
Loews Corporation
667 Madison Avenue
New York, New York 10065
(212) 521-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25271C102

1.	Name of Reporting Person
Loews Corporation

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially	7.	Sole Voting Power
		72,888,374

Owned by Each Reporting	8.	Shared Voting Power
		None

	9.	Sole Dispositive Power
Person With		72,888,374

	10.	Shared Dispositive Power
		None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
72,888,374

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
53.15%

14.	Type of Reporting Person
CO

Explanatory Note

In February 1996 the Reporting Person filed a Statement of Beneficial Ownership on Schedule 13G with respect to its ownership of a majority of the issued and outstanding shares of Common Stock, all of which shares were acquired by the Reporting Person prior to the Issuer’s initial public offering and the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in October 1995. Immediately prior to the Reporting Person’s purchases of additional shares of Common Stock described in Item 4 and Item 5 of this Schedule 13D, the Reporting Person owned approximately 51.12% of the outstanding Common Stock. As a result of such additional purchases, which in aggregate constitute two and three one-hundredths percent (2.03%) of the outstanding Common Stock, pursuant to Rule 13d-2(b) under the Exchange Act, the Reporting Person is converting its beneficial ownership filing on Schedule 13G to a filing on Schedule 13D.

Item 1.    Security and the Issuer

This Schedule 13D relates to the Common Stock, par value $0.01per share (“Common Stock”), of Diamond Offshore Drilling, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 15415 Katy Freeway, Houston, Texas 77094.

Item 2.    Identity and Background

This Schedule 13D is filed by Loews Corporation, a Delaware corporation having its principal executive offices at 667 Madison Avenue, New York, New York 10065 (the “Reporting Person”). The Reporting Person is a holding company. In addition to the Issuer, which is engaged in the operation of offshore oil and gas drilling rigs, the other principal subsidiaries of the Reporting Person are engaged in the following lines of business: commercial property and casualty insurance (CNA Financial Corporation, a majority owned subsidiary); transportation, storage, gathering and processing of natural gas and liquids (Boardwalk Pipeline Partners, LP, a majority owned subsidiary); and the operation of a chain of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).

Information with respect to the executive officers and directors of the Reporting Person, including name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and beneficial ownership of Common Stock of the Issuer is listed on Schedule I hereto, which is incorporated herein by reference.

Neither the Reporting Person nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Person, all of its executive officers and directors are United States citizens.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person used $85,197,424 of its cash on hand to purchase 2,783,754 shares of Common Stock between November 4, 2014 and March 18, 2015.

Item 4.    Purpose of Transaction

As described in detail in Item 5 of this Schedule 13D, between November 4, 2014 and March 18, 2015, the Reporting Person (as previously reported on Form 4) acquired an aggregate of 2,783,754 shares of Common Stock in open market transactions. As a result of such purchases, as of the filing of this Schedule 13D, the Reporting Person beneficially owns 72,888,374 shares, or 53.15%, of the Common Stock.

The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt instruments or other securities of the Issuer or related to the Issuer (collectively, “Securities”) in the open market, in negotiated transactions or otherwise. Any such acquisition of Securities will be dependent on, among other things, the price of the Common Stock, market and industry conditions, the availability of capital to the Reporting Person and possible alternative uses of capital for the Reporting Person. The Reporting Person may, at any time and from time to time, dispose of any or all of its Securities in the open market, in negotiated transactions or otherwise.

By virtue of its ownership of a majority of the outstanding Common Stock, both before and after the purchases of Common Stock described above and in Item 5, the Reporting Person has the power to elect the entire Board of Directors of the Issuer. As of the date of this Schedule 13D, three of the Issuer's eleven directors are officers of the Reporting Person. The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, and to discuss the same with the Issuer’s management or Board of Directors either directly or through Board participation.

Item 5.    Interest in Securities of the Issuer

(a)  The aggregate number of shares of Common Stock to which this Schedule 13D relates is 72,888,374, representing 53.15% of the 137,147,899 shares of Common Stock of the Issuer outstanding (as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2014.

(b)  The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 72,888,374 shares of Common Stock covered by this Schedule 13D.

(c)  Information with respect to transactions in the Common Stock that were effected during the past sixty days by the Reporting Person is set forth on Schedule II hereto, which is incorporated herein by reference.

(d)  The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7.    Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEWS CORPORATION

Dated:	March 26, 2015	By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President and Secretary

Schedule I

Set forth below is the name, principal occupation and beneficial ownership of Common Stock of the Issuer of each director and executive officer of the Reporting Person. Unless otherwise indicated, the business address for each person listed below is c/o Loews Corporation, 667 Madison Avenue, New York, New York 10065.

Name and Business Address		Shares of Issuer Common
(if applicable)	Principal Occupation	Stock Beneficially Owned

David Edelson	Senior Vice President of the Reporting Person	-

Gary W. Garson	Senior Vice President and General Counsel of the	945 (1)
Reporting Person

Richard W. Scott	Senior Vice President and Chief Investment	-
Officer of the Reporting Person

Kenneth I. Siegel	Senior Vice President of the Reporting Person	-

Andrew H. Tisch	Office of the President, Co-Chairman of the Board,
	and Chairman of the Executive Committee of the	-
Reporting Person

James S. Tisch	President and CEO of the Reporting Person	20,000

Jonathan M. Tisch	Office of the President, Co-Chairman of the Board
	of the Reporting Person and Chairman of Loews	-
Hotels

Lawrence S. Bacow	Director of the Reporting Person, Fellow, Harvard
	College and President in Residence, Harvard	-
Graduate School of Education

Ann E. Berman	Director of the Reporting Person, Retired Senior	-
Advisor to the President, Harvard University

Joseph L. Bower	Director of the Reporting Person, Baker
Harvard Business School	Foundation Professor of Business	-
Cumnock Hall 300	Administration, Harvard Business School
Soldiers Field Station
Boston, MA 02163

Charles D. Davidson	Chairman of the Board, Noble Energy Inc.; an	-
Noble Energy Inc.	independent producer of oil and natural gas
1001 Noble Energy Way
Houston, TX 77070

Charles M. Diker	Director of the Reporting Person, Managing
Cantel Medical Corp.	Partner, Diker Management LLC, and Chairman of	-
150 Clove Road	the Board, Cantel Medical Corp.; a provider of
Little Falls, NJ 07424-2139	infection prevention and control products and other
medical devices

Jacob A. Frenkel	Director of the Reporting Person, Chairman of the
JPMorgan Chase	Board of Trustees, the Group of Thirty,	-
International	Chairman, JPMorgan Chase International; a global
270 Park Avenue	financial institution
New York, NY 10017

Paul J. Fribourg	Director of the Reporting Person, Chairman of the
Continental Grain Company	Board, President and Chief Executive	-
767 Fifth Avenue	Officer, Continental Grain Company; an
New York, NY 10153	international agribusiness and investment company

Walter L. Harris	Director of the Reporting Person, President and
FOJP Service Corporation	CEO, FOJP Service Corporation and Hospitals	-
28 E. 28th Street	Insurance Company; a provider of insurance
New York NY 10016	coverages and services to hospitals, long-term care
facilities, physicians, and healthcare professionals
in New York State

Philip A. Laskawy	Director of the Reporting Person, Retired
	Chairman and Chief Executive Officer, Ernst &	-
Young LLP

Ken Miller	Director of the Reporting Person, President and
Teneo Holdings	Chief Executive Officer, Ken Miller Capital, LLC,	-
601 Lexington Avenue	Senior Advisor, Teneo Holdings; a consulting firm
New York, NY 10022

Anthony Welters	Director of the Reporting Person, Executive Vice
UnitedHealth Group	President and a member of the Office of the CEO,	-
701 Pennsylvania Avenue,	UnitedHealth Group Inc.; a diversified health
N.W.	insurance provider
Washington, DC 20004

(1)	Includes 525 shares of Common Stock over which Mr. Garson has voting and investment power pursuant to a power of attorney. Mr. Garson disclaims beneficial ownership of such shares.

Schedule II

Information with respect to transactions in the Common Stock that were effected during the past sixty days by the Reporting Person is set forth below. All such transactions were open market purchases of the Common Stock of Diamond Offshore Drilling, Inc.

		Price per share of Common
Date of Transaction	Shares of Common Stock Acquired	Stock (1)

3/11/15	132,634	$26.59
3/12/15	42,239	27.24
3/13/15	510,500	26.52
3/16/15	19,790	26.40
3/17/15	186,000	26.63
3/18/15	12,991	26.67

(1)	For each date reported, represents the weighted average price of multiple open-market transactions as previously reported by the Reporting Person on Form 4.